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                              March 6, 2023

       Pauline Carson
       Chief Executive Officer
       Accel Liquid Gels, Inc.
       5308 W. Cygnus Hill Cove
       West Jordan, UT 84081

                                                        Re: Accel Liquid Gels,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended May 31, 2022
                                                            Filed September 13,
2022
                                                            File No. 333-258166

       Dear Pauline Carson:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended May 31, 2022

       General

   1. We note that you are delinquent in filing your Form 10-Q's for the quarterly periods ended
                                                        August 31, 2022 and
November 30, 2022. Please file the required reports.
       Report of Independent Registered Public Accounting Firm, page 18

   2. We note the reference to the report of other auditors dated July 23, 2021 for the financial statements as of and
for the fiscal year end May 31, 2021. Please amend your filing to include the audit
report for the May 31, 2021 financial statements. Refer to Rule 2-05 of
                                                        Regulation S-X.
 Pauline Carson
FirstName  LastNamePauline Carson
Accel Liquid Gels, Inc.
Comapany
March      NameAccel Liquid Gels, Inc.
       6, 2023
March2 6, 2023 Page 2
Page
FirstName LastName
Notes to the Financial Statements
Note 2. Basis of Presentation and Summary of Significant Accounting Policies Related Parties, page 28

3. We note your disclosure in Note 2 to the Financial Statements that during the year ended
         May 31, 2022, the Company loaned the amount of $ 101,938 to its Chief Executive
         Officer, net of $ 300 previously loaned by the Chief Executive Officer to the Company.
         The loan is non-interest bearing, and payable on demand. The Company imputed interest at the rate of 8 % per annum on this loan, and recorded interest income of $ 2,905 during the year ended May 31, 2022. Please note that Section 13(k) of the Securities Exchange
         Act of 1934 and Section 402 (a)(k)(1) of the Sarbanes- Oxley Act of 2002 prohibit public companies from extending or maintaining credit in the form of personal loans to or for any director or executive officer. Please tell us how you considered the applicability of this guidance to your arrangements.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Eiko Yaoita Pyles, Staff Accountant, at 202-551-3587 or Claire
Erlanger, Senior Staff Accountant, at 202-551-3301 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing